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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934





                              EQUITRAC CORPORATION

                                (Name of Issuer)



                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)


                                   294599 105

                                 (CUSIP Number)






Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).














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                              CUSIP No. 294599 105


(1)      Names of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons

         John T. Kane
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(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)               (a)                        (b)

--------------------------------------------------------------------------------

(3)      SEC Use Only

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(4)      Citizenship of Place of Organization
                                                         U.S.A.
--------------------------------------------------------------------------------
         Number of         (5)     Sole Voting Power                902,000(1)
        Shares Bene-
         ficially          -----------------------------------------------------
         Owned by          (6)     Shared Voting Power                7,000(2)
        Each Report-
         ing Person        -----------------------------------------------------
           With            (7)     Sole Dispositive Power           902,000(1)

                           -----------------------------------------------------
                           (8)     Shared Dispositive Power           7,000(2)

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(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person
                   909,000(1)(2)
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(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)                            [ ]

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(11)     Percent of Class Represented by Amount in Row (9)
                                                                 23.7% (3)
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(12)     Type of Reporting Person (See Instructions)
                                                                 IN
--------------------------------------------------------------------------------

Item 1(a).       Name of Issuer:

                 EQUITRAC CORPORATION

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 836 Ponce de Leon Boulevard
                 Coral Gables, Florida  33134

Item 2(a).       Name of Person Filing:

                 John T. Kane

Item 2(b). Address of Principal Business Office or, if none, residence:

                 836 Ponce de Leon Boulevard
                 Coral Gables, Florida  33134

Item 2(c).       Citizenship:

                 U.S.A.



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Item 2(d).       Title of Class of Securities

                 Common Stock, $.01 Par Value

Item 2(e).       CUSIP Number:

                 294599 105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing

                 Bank as defined in Section 3(a)(6) of the Act.

Item 4.          Ownership.

         (a)      Amount Beneficially Owned: 909,000(1)(2)

         (b)      Percent of Class:          23.7%(3)

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to
                           direct the vote                        902,000(1)

                  (ii)     shared power to vote or to
                           direct the vote                          7,000(2)

                  (iii)    sole power to dispose of to
                           direct the disposition of              902,000(1)

                  (iv)     shared power to dispose or to
                           direct the disposition of                7,000(2)

Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership of More than Five Percent on Behalf of
                 Another Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

Item 8.          Identification and Classification of Members of the
                 Group.

                 Not applicable.


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Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 Not applicable.

  (1)   Includes 50,000 shares subject to exercisable stock options.

  (2)   Includes 7,000 shares held by the Reporting Person's Spouse.

  (3) Calculated on the basis of 3,829,300 shares of Common Stock outstanding on May 1, 1997.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 13, 1997                                         /s/ John T. Kane
                                                     ----------------
                                                         John T. Kane